FORM 4

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
                          Exchange Act of 1934



1. Name and Address of Reporting Person:


Kalin                            Richard
(Last)                           (First)


One Penn Plaza, Suite 1425, NY        NY               10119
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


Pentech International Inc./PNTK

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


April/1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)


Secretary


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:


Common Stock

2. Transaction Date:


4/23/99
(Month/Day/Year)

3. Transaction Code:
   Code          V


    G            V

4. Securities Acquired (A) or Disposed of (D):
Amount            (A) or (D)           Price


26,000                    D             .75

5. Amount of Securities Beneficially Owned at End of Month:


741,639*

6. Ownership Form-Direct (D) or Indirect (I):


I

7. Nature of Indirect Beneficial Ownership:


By wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:




2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):



4. Transaction Code:
   Code          V



5. Number of Derivative Securities Acquired (A) or Disposed of
(D):



6. Date Exercisable and Expiration Date (Month/Day/Year):


(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:


(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:



9. Number of Derivative Securities Beneficially Owned at End of
Month:



10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):



11. Nature of Indirect Beneficial Ownership:


Explanation of Responses:

* Includes 319,064 shares of Micronetics Wireless, Inc. Common Stock (the "Common Shares") owed by his wife and, 87,000 Common Shares owed by his minor son as to which he disclaims beneficial ownership. Also includes options to purchase 45,000 Common Shares which are presently exercisable. Does not include options to purchase 5,000 Common Shares not presently exercisable (within 60 days).


s/Richard S. Kalin                              6/9/99
Signature of Reporting Person                    Date